UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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BENCHMARK BANKSHARES, INC.

(Name of the Issuer)

BENCHMARK BANKSHARES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.21 PER SHARE

(Title of Class of Securities)

08160E108

(CUSIP Number of Class of Securities)

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Ben L. Watson, III

President and Chief Executive Officer

Benchmark Bankshares, Inc.

100 South Broad Street

Kenbridge, Virginia 23944

(434) 676-9054

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Wayne A. Whitham, Jr., Esq.

Williams Mullen

1021 East Cary Street

Richmond, Virginia 23219

(804) 783-6473

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This statement is filed in connection with (check the appropriate box):

☒

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

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c.

A tender offer.

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d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation (*)	Amount of filing fee
$11,796,169	$1,389

*

The filing fee was determined based upon the product of (a) the estimated 620,851 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the consideration of $19.00 per share of common stock to be paid.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,389

Form or Registration No.:  Schedule 14A (preliminary proxy statement)

Filing Party:  Benchmark Bankshares, Inc.

Date Filed:  December 23, 2004

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Benchmark Bankshares, Inc., a Virginia corporation and registered bank holding company (the “Company”), in connection with the amendments to the Company’s articles of incorporation that provided for a reverse 1-for-2,000 split of the Company’s common stock followed immediately by a forward 2,000-for-1 stock split (the “Transaction”).  As a result of the Transaction, (a) each share of the Company’s common stock held of record by a shareholder owning fewer than 2,000 shares immediately before the effective time of the Transaction was converted into the right to receive from the Company $19.00 in cash, without interest, per share, and (b) each share of common stock held by a shareholder of record owning 2,000 or more shares continues to repres ent one share of common stock after completion of the Transaction.  A copy of the amendments to the Company’s articles of incorporation is attached as Annex A to the definitive proxy statement filed by the Company as Exhibit (a) to Amendment No. 2 to the Schedule 13E-3 (including all annexes thereto, the “Proxy Statement”).

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on December 23, 2004. Amendments No. 1 and 2 were filed with the Securities and Exchange Commission on February 3, 2005 and February 17, 2005, respectively. This Amendment No. 3 to the Schedule 13E-3 is being filed to report the results of the transaction.

On March 28, 2005, the special meeting of shareholders of the Company was held at the time and place previously called as reflected in the Proxy Statement. At the special meeting, the shareholders approved the Transaction, with 77.44% of the outstanding shares voting in favor of the Transaction.

Immediately following the special meeting of shareholders, articles of amendment to the Company’s articles of incorporation were filed with the Virginia State Corporation Commission. The Transaction became effective as of 6:01 p.m., Eastern Standard Time, on March 29, 2005.

On March 31, 2005, the Company filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to provide notice of termination of registration of the Company’s common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BENCHMARK BANKSHARES, INC.

By:  /s/ Ben L. Watson, III

        Ben L. Watson, III

        President and Chief Executive Officer

Dated: March 31, 2005

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